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SEC 1746 (11-Potential persons who are to respond
02)          to the collection of information
            contained in this form are not
            required to respond unless the form
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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                     (Amendment No. )

                   Yocream International, Inc

                      (Name of Issuer)

                    CLASS A COMMON STOCK

               (Title of Class of Securities)

                          986001105

                       (CUSIP Number)

                       Larry Callahan
                      600 Ashmont Dr.
                       St. Louis, MO

        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                       September 29, 2005
   (Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
     13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 944124106

      1. Names of Reporting Persons. I.R.S. Identification Nos.
         of above persons (entities only).
         Larry Callahan

      2. Check the Appropriate Box if a Member of a Group (See
         Instructions)
         (a)     |   |
         (b)     |   |

      3. SEC Use Only

      4. Source of Funds (See Instructions)

                                    PF

      5. Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)     |  |

      6. Citizenship or Place of Organization
                              United States


Number
of
Shares
Benefici
ally
Owned by
Each
Reportin
g
Person
With
              7. Sole Voting Power
                                       168,282

              8. Shared Voting Power
                                        0

              9. Sole Dispositive Power
                                       168,282

             10. Shared Dispositive Power
                                        0


     11. Aggregate Amount Beneficially Owned by Each Reporting
         Person
                                    168,262

     12. Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares         |  |

     13. Percent of Class Represented by Amount in Row (11)

                                   8.0%

     14. Type of Reporting Person (See Instructions)
                                    IN


Item 1.      Security and Issuer
This statement relates to the common stock of Yocream International, Inc. The principal executive offices of the Issuer are located at 5858 NE 87th Ave., Portland, OR 97220

Item 2.      Identity and Background
If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).
(a)   This  Statement  is filed by  Larry  Callahan
      (the  "Reporting Person").
(b)   The principal  residence of the
      Reporting  Person is 600 Ashmont
      Drive, St. Louis, MO 63132
(c)   The present principal occupation of the
      Reporting Person is as a Registered
      Representative of Huntleigh. Huntleigh is located at 7800 Forsyth, 5th Floor, Saint
      Louis, MO 63105.
(d)   During the last five (5) years,  the
      Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)   During the last five years,  the Reporting
      Person has not been a party to a civil
      proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, the Reporting
      Person is not, and was not during the last five (5) years, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration
Not Applicable

Item 4.    Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a)   Not Applicable
(b)   Not Applicable
(c)   Not Applicable
(d)   Not Applicable
(e)   Not Applicable
(f)   Not Applicable
(g)   Not Applicable
(h)   Not Applicable
(i) Reporting Person has attached as an exhibit to this filing a letter to the Board of Directors stating his request to deregister the company's common stock.
(j)   Not Applicable

Item 5.  Interest in Securities of the Issuer
(a)   Not Applicable
(b)   Not Applicable
(c)   Not Applicable
(d)   Not Applicable
(e)   Not Applicable


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
Not Applicable

Item 7.  Material to Be Filed as Exhibits
Not Applicable

                          Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 22, 2004

Date

/s/ Larry Callahan

Signature

Larry Callahan

Name/Title


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 12/05/2002